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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2003

SBS Broadcasting S.A.

(Translation of registrant's name into English)

8–10 rue Mathias Hardt,
L-1717 Luxembourg
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

        This Form 6-K submitted to the Securities and Exchange Commission is incorporated by reference into the prospectus contained in our Pre-effective Amendment No. 1 to Form F-3 Registration Statement filed with the Securities and Exchange Commission on October 5, 2001.

SBS BROADCASTING SA
REPORTS FOURTH QUARTER RESULTS

FOURTH QUARTER
Net Revenues up by 14%
Station Operating Cash Flow improved by 30%

YEAR
Net Revenues up by 6%
Station Operating Cash Flow improved by 35%
Same Station Operating Cash Flow improved by 42%

        LUXEMBOURG, March 3, 2003—SBS Broadcasting SA (NASDAQ: SBTV; Euronext Amsterdam N.V.: SBS) today reported financial results for the three months and year ended December 31, 2002.

        Results, which are attached, are in thousands of euro (except share data) converted from local currencies. The following report should be read in conjunction with the accompanying financial statements. Financial highlights are as follows:

	Three months ended December 31,			Year ended December 31,
	2001	2002	% change	2001	2002	% change
	(unaudited)	(unaudited)			(unaudited)
Net revenue	€148,868	€169,041	14%	€479,853	€510,854	6%
Station operating cash flow(1)	24,591	31,987	30%	37,491	50,701	35%
Operating income (loss)(2)	1,182	19,604		(30,625)	11,715
Net loss(2)	(21,605)	(15,373)	29%	(113,830)	(35,724)	69%
Net loss per share	€ (0.76)	€ (0.54)		€ (4.08)	€ (1.26)
Weighted average shares outstanding (000)	28,277	28,573		27,880	28,492
Same Stations(3)
Net revenue	€148,703	€168,339	13%	€471,721	€488,294	4%
Station operating cash flow(1)	24,791	31,686	28%	44,959	63,771	42%
Operating income (loss)	1,380	19,301		(22,177)	25,770

(1)
Station operating cash flow is defined as operating income (loss) plus corporate expenses, non-cash compensation, depreciation and amortization expenses, restructuring and other non-recurring expenses.

(2)
Operating income (loss) and net loss for the three months ended December 31, 2001 included goodwill amortization of €1,807,000 and €4,148,000, respectively, and operating income (loss) and net loss for the year ended December 31, 2001 included goodwill amortization of €6,227,000 and € 16,290,000, respectively.

(3)
For the three month period ended December 31, 2001 and 2002, Same Stations information is adjusted for revenue and results at Lampsi, which was not broadcasting in the period from March 27, 2001 to March 19, 2002. For the years ended December 31, 2001 and 2002, Same Stations information is adjusted for revenue and results at V8, which was not consolidated in the nine months ended September 30, 2001, prima TV, which was not consolidated from July 1, 2001, and Lampsi, which was not broadcasting in the period from March 27, 2001 to March 19, 2002.

        Commenting on the results, Markus Tellenbach, Chief Executive Officer of SBS, said:

        "In a year in which our advertising markets posted flat growth our station group recorded exceptional results across all operating metrics. We leveraged our efficient operating infrastructure to translate our revenue growth into a same station operating cash flow improvement of 42%, while our operating income moved into positive territory with a gain exceeding 100%."

        "During the past year, we continued to strengthen our competitive position, posting both ratings and market share gains at the majority of our stations. Our focus on cost controls and driving additional operating leverage resulted in our full year same station cash flow margin improving over 37%. We are executing on our business plan and remain on target in pursuing our margin goals."

        "We enter 2003 with improved fundamentals and a solid financial position. Our management team is focused on continuing to gain market share in the current weak advertising environment, while we maintain strict cost controls. As a result, we are well positioned to generate further cash flow and margin improvements in the year ahead."

        Effective January 1, 2002, we prepare our financial statements in euro and, consistent with prior years, in accordance with US generally accepted accounting principles ("US GAAP"). Comparative prior year financial statements have been revised to reflect the euro as the reporting currency.

        Our consolidated broadcasting operations generate revenues primarily in Norwegian kroner, Swedish kronor, Danish kroner, Hungarian forint and euro, and incur substantial operating expenses in these currencies. We also incur significant operating expenses for programming in US dollar and other currencies. Balance sheet accounts are translated from foreign currencies into euro at the period-end exchange rates and statement of operations accounts are translated at the average exchange rates for the period. Any resulting balance sheet translation adjustments are recorded as other comprehensive income (loss) within shareholders' equity. Currency translation adjustments relating to our transactions and those of our subsidiaries in currencies other than the functional currency of the entity involved are reflected in the results of operations.

        In the discussions of the results for the three months and year ended December 31, 2002 compared to the three months and year ended December 31, 2001, we divide our operations into three categories:

  •
  "Television operations", which include: TVNorge (in Norway); Kanal 5 (in Sweden); TvDanmark 1 and TvDanmark 2 (in Denmark), jointly referred to as "our Danish Television operations"; VT4 (in Flemish Belgium); SBS6, NET5 and, from October 1, 2001, V8 (in The Netherlands), jointly referred to as "our Dutch Television operations"; TV2, and from June 2002 MTM-Produktion and Interaktive (in Hungary), jointly referred to as "our Hungarian Television operations"; prima TV (in Romania) through to June 30, 2001 and other related operations that are not material.

  •
  "Radio operations", which include: The Voice, Pop FM and KISS FM in Copenhagen, The Voice and Pop FM in Odense, and from October 1, 2001, The Voice and Pop FM in Aarhus (in Denmark), jointly referred to as "our Danish Radio operations"; Radio City in Stockholm, Radio City in Malmoe, Radio City in Gothenburg, Radio 106.7 Rockklassiker and Easy FM in Stockholm (in Sweden), jointly referred to as "our Swedish Radio operations"; Radio Sata, Radio Mega, KISS FM, Radio City, Radio 957, Radio POP and Iskelmäradio (in Finland), jointly referred to as "our Finnish Radio operations"; and Lampsi FM (in Greece).

  •
  "SBS New Media", which includes results from vt4.net (in Belgium), transactional revenues related to e-commerce businesses ("e-ventures"), in which we have an equity stake and a portion of advertising revenues arising from campaigns placed at our television and radio stations by those e-ventures.

        Results from TV3 in Switzerland (through to November 30, 2001), TVN and TVN7 in Poland, prima TV in Romania (from July 1, 2001), V8 in The Netherlands (from April 1 to September 30, 2001), ATV in Austria (from November 1, 2001), and Radio Noordzee in The Netherlands (through to

October 21, 2002) are not included in the operations referred to above, but are included in equity in income (loss) from unconsolidated subsidiaries. Except for V8, these are subsidiaries, in which we hold an interest of less than half of the voting rights or are otherwise unable to exercise control over the operations. At the time of the acquisition of V8, and for most of 2001, the Company was pursuing a sale of a majority interest in V8 and accordingly control over the station was considered to be temporary.

        When analyzing results within the different categories of operations for any particular period, the sums of the individual items reported within each category may differ from the total reported for such category. Differences are primarily attributable to corporate charges, eliminations between categories and items attributable to entities that are not separately disclosed but are included within the totals for the different categories.

Operating Expenses as a Percentage of Revenue

	Three months ended December 31,		Year ended December 31,
	2001	2002	2001	2002
Net revenue	100.0%	100.0%	100.0%	100.0%
Operating expenses:
Station operating expenses	68.9%	64.8%	73.5%	71.6%
Selling, general and administrative expenses	14.6%	16.3%	18.7%	18.4%
Corporate expenses	3.2%	2.4%	3.5%	2.8%
Non-cash compensation	0.5%	0.6%	0.6%	0.3%
Depreciation and Amortization	5.8%	4.3%	6.6%	4.5%

Three months ended December 31, 2002 compared to three months ended December 31, 2001

Net Revenue

        Net revenue increased €20,173,000, or 14%, from €148,868,000 for the three months ended December 31, 2001 to €169,041,000 for the three months ended December 31, 2002. The increase was attributable to increased net revenues of €24,340,000, or 18%, at our Television operations.

        The increase in net revenues at our Television operations was mainly due to increased net revenues of €13,997,000, or 25%, from our Dutch Television operations, mainly due to an increase in revenues from teleshopping and sponsored programs, and due to an estimated increase in the television advertising market of 5%. Kanal 5 had increased net revenues of €7,138,000, or 48%, mainly due to an increase in advertising related to increased viewing shares, and TVNorge had increased revenues of €2,401,000, or 18%, mainly due to an increase in the television advertising market. Our Hungarian Television operations and VT4 had increased net revenues of €1,586,000, or 6%, and €968,000, or 8%, respectively, mainly due to an increase in viewing shares Our Danish Television operations had a decrease in net revenues of €1,248,000, or 10%, mainly due to a decrease in viewing shares.

        Our Radio operations' net revenues decreased €198,000, or 2%, due to decreases in revenues at our Danish, Swedish and Finnish Radio operations of €416,000, €203,000 and €115,000, respectively, mainly due to decreases in the local radio advertising markets. Such decreases in revenues were partly offset by increased net revenues of €536,000 at Lampsi, which was not broadcasting in the three months ended December 31, 2001.

        SBS New Media net revenues decreased €3,969,000, or 76%, due to an expected decrease in advertising revenues arising from campaigns placed at our television and radio stations by e-ventures in which we have an equity stake.

Station Operating Expenses

        Station operating expenses increased €6,962,000, or 7%, from €102,602,000 for the three months ended December 31, 2001 to €109,564,000 for the three months ended December 31, 2002, mainly due to increased station operating expenses of €6,919,000 at our Television operations. Station operating expenses expressed as a percentage of net revenues were 68.9% and 64.8% for the three months ended December 31, 2001 and 2002, respectively, reflecting our ability to increase our operating margins through strict cost control.

        The increase in station operating expenses at our Television operations was mainly due to an increase at our Dutch Television operations of €3,478,000, or 8%, mainly due to increased cost of sponsored programs. Our Hungarian Television operations had increased station operating expenses of €3,341,000, or 28%, mainly due to the cost of the Big Brother show, which was launched on September 1, 2002 to support the re-launch of the station. Kanal 5 had increased station operating expenses of €1,880,000, or 19%, mainly due to increased programming expenses. Such increases were partly offset by decreased station operating expenses at TVNorge and our Danish Television operations of €1,342,000, or 12%, and €1,087,000, or 12%, respectively.

        Our Radio operations had increased station operating expenses of €193,000, or 5%, primarily due to increased expenses at Radio Finland of €132,000, or 10%, mainly due to increased music royalty expenses, and of €104,000, or 87%, at Lampsi, which was not broadcasting in the three months ended December 31, 2001.

        SBS New Media had decreased station operating expenses of €150,000, or 78%.

Selling, General and Administrative Expenses

        Selling, general and administrative expenses increased €5,815,000, or 27%, from €21,675,000 for the three months ended December 31, 2001 to €27,490,000 for the three months ended December 31, 2002, primarily due to increased expenses of €5,615,000, or 33%, from our Television operations. Selling, general and administrative expenses expressed as a percentage of net revenues were 14.6% and 16.3% for the three months ended December 31, 2001 and 2002, respectively.

        The increase in selling, general and administrative expenses at our Television operations was mainly due to increases of €1,935,000 at TVNorge, €1,587,000 at our Hungarian Television operations, €1,507,000 at Kanal 5 and €1,459,000 at our Dutch Television operations. The increase at TVNorge was mainly due to increased non-cash promotion expenses related to a barter agreement with TV2 in Norway, which expired on December 31, 2002. The increase at our Hungarian Television operations was mainly due to selling, general and administrative expenses at MTM-Produktion and Interaktive, which we did not own in 2001. Kanal 5 had increased selling, general and administrative expenses mainly due to performance bonuses paid to management and staff in recognition of a significant increase in the operating income for the station compared to 2001. The Dutch television operations had increased expenses associated with the lease of the new premises.

        Our Radio operations decreased their selling, general and administrative expenses by €89,000, or 2%, primarily due to general savings at Lampsi and our Danish and Finnish Radio operations. Such savings were partly offset by increased expenses at our Swedish Radio stations.

        SBS New Media had increased selling, general and administrative expenses of €289,000, due to an increase in the marketing expenses at vt4.net.

Corporate Expenses

        Corporate expenses decreased €610,000, or 13%, from €4,727,000 for the three months ended December 31, 2001 to €4,117,000 for the three months ended December 31, 2002, mainly due to cost savings related to general reductions in corporate headcount. Corporate expenses expressed as a percentage of net revenues were 3.2% and 2.4% for the three months ended December 31, 2001 and 2002, respectively.

Non-cash Compensation

        Non-cash compensation increased €125,000, or 15%, from €813,000 for the three months ended December 31, 2001 to €938,000 for the three months ended December 31, 2002, mainly due to the cost associated with a stock options exchange program completed in December 2002.

Depreciation and Amortization Expenses

        Depreciation and amortization expenses decreased €1,295,000, or 15%, from €8,623,000 for the three months ended December 31, 2001 to €7,328,000 for the three months ended December 31, 2002. This decrease was attributable to the absence in 2002 of goodwill amortization of €1,807,000 recorded in 2001, as the company has applied Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets ("FAS 142"), effective January 1, 2002. FAS 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives, but requires that these assets be reviewed for impairment at least annually. Based on our analysis no impairment charges were recorded in 2002. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. Additionally, FAS 142 requires that goodwill included in the carrying value of equity method investments no longer be amortized. Depreciation and amortization expenses expressed as a percentage of net revenues were 5.8% and 4.3% for the three months ended December 31, 2001 and 2002, respectively.

Restructuring Expenses

        In the three months ended December 31, 2001, we had restructuring expenses of €4,873,000, mainly comprising termination charges arising from closing down, restructuring or merging operations and corporate offices, and charges related to reduction in the number of employees across the group. We had no restructuring expenses in 2002.

Non-recurring Expenses

        In the three months ended December 31, 2001, we had non-recurring expenses of €4,373,000, comprising a write-off of goodwill related to our acquisition of Lampsi, which was not broadcasting in the period from March 27, 2001 to March 19, 2002. We had no non-recurring expenses in 2002.

Operating Income (Loss)

        Operating income increased €18,422,000, from €1,182,000 for the three months ended December 31, 2001 to €19,604,000 for the three months ended December 31, 2002, primarily due to increased operating income of €13,089,000 at our Television operations and the absence in 2002 of restructuring and non-recurring expenses of €4,873,000 and €4,373,000, respectively.

        The increase in our operating income was mainly due to increased operating income at our Dutch Television operations, Kanal 5 and TVNorge of €8,375,000, €4,113,000 and €1,807,000, respectively, and decreased operating losses at our Danish Television operations of €1,991,000. Such increased income was partly offset by a decrease in operating income of €4,809,000 at our Hungarian Television operations.

Equity in Income (Loss) from Unconsolidated Subsidiaries

        Equity in income (loss) from unconsolidated subsidiaries decreased €33,465,000, from an income of €2,593,000 for the three months ended December 31, 2001 to a loss of €30,872,000 for the three months ended December 31, 2002. The decrease was mainly attributable to an impairment charge of €27,093,000 recorded on our equity investment in TVN in Poland, and a loss of €2,177,000 related to our investment in ATV in Austria, for the three months ended December 31, 2002.

Net Interest Expense

        Net interest expense increased €965,000, or 24%, from €4,070,000 for the three months ended December 31, 2001 to €5,035,000 for the three months ended December 31, 2002. The increase was partly attributable to reduced interest income related to lower average cash balances, and partly attributable to a lower interest expense.

Foreign Exchange Gain

        Foreign exchange gain increased €6,771,000, from €2,589,000 for the three months ended December 31, 2001 to €9,360,000 for the three months ended December 31, 2002. The increase in foreign exchange gain is mainly due to non-cash gains on our 7% Convertible Subordinated Notes and gains on dollar-denominated programming liabilities, as a result of the euro strengthening against the US dollar.

Investment Loss

        Investment losses decreased €21,130,000, or 86%, from a loss of €24,645,000 for the three months ended December 31, 2001 to a loss of €3,515,000 for the three months ended December 31, 2002, mainly due to the absence in 2002 of write-offs on our New Media investments. The loss in the three months ended December 31, 2002 is mainly due to a write down of our investment in Lions Gate to its fair market value.

Gain (Loss) on Extinguishment of Debt

        In the three months ended December 31, 2002 we recorded a gain of €1,335,000 realized on the extinguishment of $5 million face value of our 7% Convertible Subordinated Notes. The gain is included in continuing operations due to the adoption of Statement of Financial Accounting Standards No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections ("FAS 145"), which rescinds the classification of gain (loss) on extinguishments of debt as extraordinary items unless they are unusual and infrequent.

Other Expenses, Net

        Other expenses, net, increased €246,000, or 33%, from €750,000 for the three months ended December 31, 2001 to €996,000 for the three months ended December 31, 2002, mainly due to increased municipality tax expenses at our Hungarian Television operations.

Net Loss

        As a result of the foregoing, our net loss decreased €6,232,000 from a loss of €21,605,000 for the three months ended December 31, 2001 to a loss of €15,373,000 for the three months ended December 31, 2002.

Year ended December 31, 2002 compared to year ended December 31, 2001

Net Revenue

        Net revenue increased €31,001,000, or 6%, from €479,853,000 for the year ended December 31, 2001 to €510,854,000 for the year ended December 31, 2002. The increase was primarily due to increased net revenues of €38,295,000, or 9%, at our Television operations.

        The increase in net revenues at our Television operations was mainly due to increased net revenues of €33,219,000, or 21%, from our Dutch Television operations, mainly due to increased revenues of €16,624,000 from V8, which was not owned by us in the first quarter of 2001 and not consolidated in the second and third quarter of 2001. Excluding revenues from V8, our Dutch Television operations had increased revenues of €16,595,000, or 11%, partly due to an increase in revenues from sponsored programs, and partly due to an increase in the television advertising market.

Kanal 5 had increased net revenues of €13,277,000, or 24%, mainly due to improved viewing shares, and TVNorge had increased net revenues of €3,433,000, or 7%, mainly due to an increase in the television advertising market. Such increases were offset by a decrease of €2,907,000 related to prima TV, which was not consolidated from July 1, 2001. Our Danish Television operations had decreased revenues of €6,624,000, or 14%, mainly due to a decrease in viewing shares. VT4 had decreased revenues of €2,351,000, or 5%, mainly due to decreased barter revenues of €3,104,000, which corresponded to the decrease in marketing expenses at VT4. Our Hungarian Television operations had unchanged revenues.

        Our Radio operations net revenues decreased €357,000, or 1%, mainly due to decreased revenues in our Swedish and Finnish Radio operations, which resulted from a decreases in the local radio advertising markets. Such decreases were partly offset by increased revenue of €711,000 at Lampsi, which was not broadcasting in the period from March 27, 2001 to March 19, 2002.

        SBS New Media net revenues decreased €6,937,000, or 60%, due to an expected decrease in advertising revenues arising from campaigns placed at our television and radio stations by e-ventures in which we have an equity stake.

Station Operating Expenses

        Station operating expenses increased €13,295,000, or 4%, from €352,668,000 for the year ended December 31, 2001 to €365,963,000 for the year ended December 31, 2002, mainly due to increased station operating expenses of €19,777,000 at V8, which was not owned by us in the first quarter of 2001 and not consolidated in the second and third quarter of 2001. This increase was offset by the absence in 2002 of station operating expenses of €4,258,000 at prima TV, which was not consolidated from July 1, 2001. On a same stations basis station operating expenses decreased €2,399,000, or 1%, from €339,772,000 for the year ended December 31, 2001 to €337,373,000 for the year ended December 31, 2002. Station operating expenses expressed as a percentage of net revenues were 73.5% and 71.6% for the year ended December 31, 2001 and 2002, respectively.

        Excluding V8 and prima TV, our Television operations had decreased station operating expenses of €2,381,000, or 1%, for the year ended December 31, 2002, compared to the year ended December 31, 2001, mainly due to decreased station operating expenses at our Danish Television operations and TVNorge of €9,540,000, or 24%, and €4,661,000, or 11%, respectively. Such decreases were partly offset by increased station operating expenses of €8,201,000, or 19%, at our Hungarian Television operations, mainly due to the cost of the Big Brother show, which was launched on September 1, 2002 to support the re-launch of the station.

        Our Radio operations had increased station operating expenses of €227,000, or 2%, primarily due to increased expenses related to The Voice and Pop FM in Aarhus, which was not owned by us in the first three quarters of the year ended December 31, 2001 and increased expenses at Lampsi, which was not broadcasting in the period from March 27, 2001 to March 19, 2002. This increase was partly offset by general savings at our Swedish and Finnish Radio operations.

        SBS New Media had decreased station operating expenses of €70,000.

Selling, General and Administrative Expenses

        Selling, general and administrative expenses increased €4,496,000, or 5%, from €89,694,000 for the year ended December 31, 2001 to €94,190,000 for the year ended December 31, 2002. Selling, general and administrative expenses expressed as a percentage of net revenues were 18.7% and 18.4% for the year ended December 31, 2001 and 2002, respectively.

        Selling, general and administrative expenses at our Television operations increased €5,530,000, or 8%, mainly due to an increase of €5,238,000 at V8, which was not owned by us in the first quarter of 2001 and not consolidated in the second and third quarter of 2001. The increase was also due to increased selling, general and administrative expenses at our Hungarian Television operations, our Dutch television operations (excluding V8) and Kanal 5, of €2,614,000, €1,811,000 and €1,132,000,

respectively. The increase at our Hungarian Television operations was mainly due to selling, general and administrative expenses at MTM-Produktion and Interaktive, which we did not own in 2001. Kanal 5 had increased selling, general and administrative expenses mainly due to performance bonuses paid to management and staff in recognition of a significant increase in the operating income for the station compared to 2001. The Dutch television operations had increased expenses associated with the lease of the new premises. Such increases were offset by decreased marketing expenses of €3,898,000 at VT4 corresponding to the decrease in barter revenues, and by the absence in 2002 of selling, general and administrative expenses of €974,000 at prima TV, which was not consolidated from July 1, 2001.

        Our Radio operations had lower selling, general and administrative expenses of €709,000, or 4%, primarily due to general savings at our Swedish and Finnish Radio operations. Such savings were partly offset by expenses at The Voice and Pop FM in Aarhus, which was not owned by us in the first three quarters of the year ended December 31, 2001.

        SBS New Media had decreased selling, general and administrative expenses of €325,000, due to general savings at vt4.net.

Corporate Expenses

        Corporate expenses decreased €2,052,000, or 12%, from €16,567,000 for the year ended December 31, 2001 to €14,515,000 for the year ended December 31, 2002, mainly as a result of the corporate restructuring in 2001. Corporate expenses expressed as a percentage of net revenues were 3.5% and 2.8% for the year ended December 31, 2001 and 2002, respectively.

Non-cash Compensation

        Non-cash compensation decreased €1,447,000, or 48%, from €3,006,000 for the year ended December 31, 2001 to €1,559,000 for the year ended December 31, 2002, mainly due to the absence in 2002 of the compensation expense for our former Chief Operating Officer.

Depreciation and Amortization Expenses

        Depreciation and amortization expenses decreased €8,698,000, or 28%, from €31,610,000 for the year ended December 31, 2001 to €22,912,000 for the year ended December 31, 2002. This decrease was mainly attributable to the absence in 2002 of goodwill amortization of €6,227,000, as the company has applied FAS 142 effective January 1, 2002. The decrease was also partially due to a €1 million one-off reduction in amortization on our investment in local broadcasting licenses in Norway, and to lower depreciation on production equipment. Depreciation and amortization expenses expressed as a percentage of net revenues were 6.6% and 4.5% for the year ended December 31, 2001 and 2002, respectively.

Operating Income (Loss)

        Operating income (loss) improved €42,340,000, or 138%, from a loss of €30,625,000 for the year ended December 31, 2001 to an income of €11,715,000 for the year ended December 31, 2002, primarily as a result of improved operating income (loss) of €27,294,000 at our Television operations.

        The improvement in our operating income (loss) was achieved despite an increased operating loss in 2002 of €9,171,000 at V8, which was not owned by us in the first quarter of 2001 and not consolidated in the second and third quarter of 2001. This loss was partly offset by the absence of losses in 2002 of €3,063,000 at prima TV, which was not consolidated from July 1, 2001, and decreased losses of €501,000 at Lampsi, which was not broadcasting in the period from March 27, 2001 to March 19, 2002. Excluding the operating results from V8, prima TV and Lampsi, our same station operating income (loss) improved €47,947,000, from a loss of €22,177,000 for the year ended December 31, 2001 to an income of €25,770,000 for the year ended December 31, 2002, primarily due to increased operating income at Kanal 5 and our Dutch Television operations (excluding V8) of €13,319,000 and €11,584,000, respectively, and due to a decrease in losses at our Danish Television operations and TVNorge of €8,858,000 and €8,044,000, respectively. In addition the improvement was due to the absence in 2002 of restructuring and other non-recurring expenses of €12,560,000 and €4,373,000, respectively. Such improvements were partly offset by a lower operating income of €13,705,000 at our Hungarian Television operations.

Equity in Income (Loss) from Unconsolidated Subsidiaries

        Equity in loss from unconsolidated subsidiaries increased €7,483,000, or 29%, from €25,749,000 for the year ended December 31, 2001 to €33,232,000 for the year ended December 31, 2002. The increase was mainly attributable to an impairment charge of €27,093,000 recorded on our equity investment in TVN and TVN7 in Poland, and a loss of €5,094,000 related to our investment in ATV in Austria. Such increased losses were partly offset by the absence in 2002 of net losses of €8,081,000 from V8 in second and third quarter of 2001, when we did not consolidate the results of V8, net losses of €6,092,000 in the year ended December 31, 2001 associated with our interest in TV3 in Switzerland, which was sold in November 2001, and the absence of goodwill amortization of €10,063,000 related to our equity investments in TVN and TVN7 in Poland, Radio Noordzee and V8, for the year ended December 31, 2001.

Net Interest Expense

        Net interest expense increased €6,617,000, or 36%, from €18,558,000 for the year ended December 31, 2001 to €25,175,000 for the year ended December 31, 2002. The increase was primarily attributable to reduced interest income related to cash balances and increased interest expense related to our €135 million 12% Senior Notes.

Foreign Exchange Gains

        Foreign exchange gains increased €15,248,000, or 291%, from €5,243,000 for the year ended December 31, 2001 to €20,491,000 for the year ended December 31, 2002, mainly due to non-cash gains on our 7% Convertible Subordinated Notes and gains on dollar-denominated programming liabilities, as a result of the euro strengthening against the US dollar.

Investment Loss

        Investment loss decreased €40,608,000 from a loss of €43,565,000 for the year ended December 31, 2001 to a loss of €2,957,000 for the year ended December 31, 2002. This improvement was primarily due to the absence in 2002 of write-offs on our New Media investments. The loss in 2002 is mainly due to a write down of our investment in Lions Gate to its fair market value.

Gain (Loss) on Extinguishment of Debt

        In the year ended December 31, 2002, we recorded a gain of €1,335,000 realized on the extinguishment of $5 million face value of our 7% Convertible Subordinated Notes. In the year ended December 31, 2001, we wrote off deferred financing cost of €3,249,000 associated with a €134 million facility with DLJ Capital Funding Inc., which was repaid with the proceeds from the €135 million 12% Senior Notes. The gain (loss) is included in continuing operations due to the adoption of FAS 145, which rescinds the classification of gain (loss) on extinguishments of debt as extraordinary items unless they are unusual and infrequent.

Other Expenses, Net

        Other expenses, net, decreased €1,159,000, or 31%, from €3,760,000 for the year ended December 31, 2001 to €2,601,000 for the year ended December 31, 2002, mainly due to the absence in 2002 of a write-off of €1,151,000 of our investment in HOT Italy.

Net Loss

        As a result of the foregoing, our net loss decreased €78,106,000 from a loss of €113,830,000 for the year ended December 31, 2001 to a loss of €35,724,000 for the year ended December 31, 2002.

Station Operating Cash Flow

        "Station operating cash flow" is defined as operating income (loss) plus corporate expenses, non-cash compensation, depreciation and amortization expenses, restructuring and other non-recurring expenses. We believe that station operating cash flow is accepted by the broadcasting industry as a generally recognized measure of performance and is used by analysts who report publicly on the performance of broadcasting companies. Station operating cash flow is not meant to represent funds available for debt service, dividends, reinvestment or other discretionary uses. Station operating cash flow is not, and should not be used as, an indicator of or alternative to operating income (loss), net income (loss), or cash flow from operations as reflected in our consolidated financial statements and is not a measure of financial performance under US GAAP.

        The following table reconciles operating income (loss) to station operating cash flow:

	Three months ended December 31,		Year ended December 31,
	2001	2002	2001	2002
Operating income (loss)	1,182	19,604	(30,625)	11,715
Add: Corporate expenses	4,727	4,117	16,567	14,515
Non-cash compensation	813	938	3,006	1,559
Depreciation	4,040	5,049	15,762	15,520
Amortization	4,583	2,279	15,848	7,392
Restructuring expenses	4,873	—	12,560	—
Non-recurring expenses	4,373	—	4,373	—

Station operating cash flow	24,591	31,987	37,491	50,701

Comparative same station operating cash flow(1)	24,791	31,686	44,959	63,771

(1)
For the three month period ended December 31, 2001 and 2002, Same Stations information is adjusted for revenue and results at Lampsi, which was not broadcasting in the period from March 27, 2001 to March 19, 2002. For the years ended December 31, 2001 and 2002, Same Stations information is adjusted for revenue and results at V8, which was not consolidated in the nine months ended September 30, 2001, prima TV, which was not consolidated from July 1, 2001, and Lampsi, which was not broadcasting in the period from March 27, 2001 to March 19, 2002.

        Station operating cash flow for the year ended December 31, 2002 was €50,701,000 compared to €37,491,000 for the year ended December 31, 2001. The improvement was primarily attributable to improved station operating cash flow at Kanal 5, our Dutch Television operations (excluding V8) and TVNorge of €12,504,000, €12,304,000 and €7,145,000, respectively, and decreased losses at our Danish Television operations of €3,724,000. Such improvements were partly offset by a higher station operating cash flow loss of €8,391,000 at V8, which was not owned by us in the first quarter of 2001 and not consolidated in the second and third quarter of 2001, and a decreased income of €10,968,000 at our Hungarian Television operations.

Disclosure required by the Indenture

	Year ended December 31, 2001	Year ended December 31, 2002
Restricted Group adjusted EBITDA(1)(2)	€40,313	€50,144
Unrestricted Group adjusted EBITDA(1)(2)	(19,389)	(13,958)
Consolidated adjusted EBITDA(1)	€ 20,924	€ 36,186

(1)
Adjusted EBITDA represents operating income (loss) before depreciation and amortization expenses, non-cash compensation, restructuring expenses and other non-recurring expenses. Adjusted EBITDA is not a measurement of operating performance calculated in accordance with US GAAP, and should not be considered a substitute for operating income (loss), net income (loss), cash flows from operating activities or other income statement data as determined in accordance with US GAAP, or as a measure of profitability or liquidity, and Adjusted EBITDA does not necessarily indicate whether cash flow will be sufficient or available for cash requirements. Adjusted EBITDA may not be indicative of our historical operating results nor is it meant to be predictive of potential future results. Adjusted EBITDA is equivalent to station operating cash flow less corporate expenses, and, as noted above, we believe that station operating cash flow is a relevant measurement utilized by the broadcasting industry as a generally recognized measure of performance and is used by analysts who report publicly on the performance of broadcasting companies. Because all companies do not calculate Adjusted EBITDA identically, the presentation of Adjusted EBITDA may not be comparable to similarly titled measures of other companies.

(2)
Unrestricted Group Adjusted EBITDA only includes the adjusted EBITDA of our unrestricted subsidiaries (as defined in our Indenture for €135 million 12% Senior Notes, dated as of June 14, 2001, between SBS Broadcasting S.A. and The Bank of New York, as trustee) (the "Indenture"). Restricted Group Adjusted EBITDA only includes the adjusted EBITDA of our restricted subsidiaries (as defined in our Indenture) that are consolidated and thus excludes the unconsolidated subsidiary Radio Noordzee (through to October 21, 2002).

Forward-Looking Statements

        Some of the statements in this press release are forward-looking, including, without limitation: the statement that we are executing on our business plan and remain on target in pursuing our margin goals; the statement that our management team is focused on continuing to gain market share in the current weak advertising environment, while we maintain strict cost controls and the statement that we are well positioned to generate further cash flow and margin improvements in the year ahead. These forward-looking statements include statements relating to our future performance, competition, trends and anticipated developments in the television and radio broadcasting industry. In addition, we may make forward-looking statements in future filings with the Securities and Exchange Commission, and in written material, press releases and oral statements issued by us or on our behalf. Forward-looking statements include statements regarding our intent, belief or current expectations or those of our officers (including statements preceded by, followed by or that include forward-looking terminology such as "may", "will", "should", "believes", "expects", "anticipates", "estimates", "continues" or similar expressions or comparable terminology) with respect to various matters.

        It is important to note that our actual results in the future could differ materially from those anticipated in these forward-looking statements depending on various important factors. Some of these factors include: the effects of, and changes in, regulation and government policy; the effects of changes in general economic environment; the effects of changes in the advertising spending growth; the effects of competition; our ability to reduce costs; the timely development and acceptance of our new channels, stations, web sites and/or services; the effects of technological changes in broadcasting and Internet technology; and, our success at managing the risks that arise from these factors.

        All forward-looking statements in this press release are based on information available to us on the date hereof. We do not undertake to update any forward-looking statements that may be made by us or on our behalf, in this press release or otherwise.

Conference Call

        The Company will host a teleconference to discuss its results on Tuesday, March 4, 2003 at 10:00 a.m. (New York Time), and 16:00 (Amsterdam Time). To access the teleconference, please dial

973-582-2700 ten minutes prior to the start time. The teleconference will also be available via live webcast on the Company's Web site, located at www.sbsbroadcasting.com. If you cannot listen to the teleconference at its scheduled time, there will be a replay available through March 7, 2003, that can be accessed by dialing 877-519-4471 or 973-341-3080, passcode 3762479. The webcast will be archived on the Company's Web site for two weeks.

        SBS is a European commercial television and radio broadcasting company with operations in Western and Central Europe. Countries where SBS currently has broadcasting assets include: Austria, Belgium (Flanders), Denmark, Finland, Greece, Hungary, The Netherlands, Norway, Poland, Romania, and Sweden.

        For further information visit: www.sbsbroadcasting.com, or contact:

Investors:	Press:
Michael Smargiassi	Jeff Pryor	Catriona Cockburn
Brainerd Communicators, Inc.	Pryor Associates	Citigate Dewe Rogerson
Tel: +1 212 986 6667	Tel: +1 818 382 2233	Tel: +44 207 282 2924
smarg@braincomm.com	jeff@pryorpr.com	catriona.cockburn@citigatedr.co.uk

SBS BROADCASTING SA
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(in thousands of euro, except share and per share data)

	Three months ended December 31,		Year ended December 31,
	2001	2002	2001	2002
Net revenue	€148,868	€169,041	€479,853	€510,854
Operating expenses:
Station operating expenses	102,602	109,564	352,668	365,963
Selling, general and administrative expenses	21,675	27,490	89,694	94,190
Corporate expenses	4,727	4,117	16,567	14,515
Non-cash compensation	813	938	3,006	1,559
Depreciation	4,040	5,049	15,762	15,520
Amortization	4,583	2,279	15,848	7,392
Restructuring expenses	4,873	—	12,560	—
Non-recurring expenses	4,373	—	4,373	—

Total operating expenses	147,686	149,437	510,478	499,139

Operating income (loss)	1,182	19,604	(30,625)	11,715
Equity in income (loss) from unconsolidated subsidiaries	2,593	(30,872)	(25,749)	(33,232)
Interest income	2,980	536	5,773	1,656
Interest expense	(7,050)	(5,571)	(24,331)	(26,831)
Foreign exchange gain	2,589	9,360	5,243	20,491
Investment loss	(24,645)	(3,515)	(43,565)	(2,957)
Gain (loss) on extinguishments of debt	—	1,335	(3,249)	1,335
Other expense, net	(750)	(996)	(3,760)	(2,601)

Loss before income taxes and minority interest	(23,101)	(10,119)	(120,263)	(30,424)
Income taxes	(78)	(483)	(185)	(666)

Loss before minority interest	(23,179)	(10,602)	(120,448)	(31,090)
Minority interest in (income) losses, net	1,574	(4,771)	6,618	(4,634)

Net loss	€ (21,605)	€ (15,373)	€(113,830)	€ (35,724)

Net loss per common share (basic and diluted):	€ (0.76)	€ (0.54)	€ (4.08)	€ (1.25)

Weighted average common shares (thousands)	28,277	28,573	27,880	28,492

SBS BROADCASTING SA
CONSOLIDATED BALANCE SHEETS

(in thousands of euro)

ASSETS	December 31, 2001	December 31, 2002
		(unaudited)
Current assets:
Cash and cash equivalents	€70,393	€67,040
Short-term investments	—	10,408
Accounts receivable trade, net of allowance for doubtful accounts of €2,625 (€2,124 in 2001)	76,631	82,291
Accounts receivable, affiliates	1,212	1,480
Restricted cash and cash in escrow	3,341	1,574
Program rights inventory, current	100,641	111,329
Other current assets	30,544	20,031

Total current assets	282,762	294,153
Buildings, improvements, technical and other equipment, net of accumulated depreciation	35,986	37,606
Goodwill, net of accumulated amortization	92,123	105,415
Intangible assets, net of accumulated amortization	5,848	6,195
Program rights inventory, non-current	71,705	71,982
Deferred financing cost, net of accumulated amortization	7,753	6,395
Investments in and advances to unconsolidated subsidiaries	189,227	143,664
Investments in equity securities	13,986	—
Notes receivable	1,982	870
Other assets	1,261	1,231

Total assets	€ 702,633	€ 667,511

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	€ 27,216	€ 32,903
Accrued expenses	60,787	54,453
Program rights payable, current	66,935	68,185
Notes payable, current	1,925	1,355
Current portion of long-term debt	3,430	6,711
Deferred income, current	19,661	13,668

Total current liabilities	179,954	177,275
Program rights payable, non-current	21,937	31,187
7% convertible subordinated notes due 2004	84,260	66,749
12% senior notes due 2008	135,000	135,000
Other long-term debt	19,827	22,232
Deferred income, non-current	2,004	2,446
Other non-current liabilities	8,065	10,801
Minority interest	17,953	23,115
Shareholders' equity:
Common shares (authorized 75,000, issued 28,623 (28,352 in 2001) at par value €2.00)	56,703	57,246
Additional paid-in capital	616,845	617,214
Accumulated deficit	(439,295)	(475,019)
Unearned compensation	(828)	—
Treasury shares at cost (18 common shares)	(502)	(502)
Other comprehensive income (loss)	710	(233)

Total shareholders' equity	233,633	198,706

Total liabilities and shareholders' equity	€ 702,633	€ 667,511

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SBS BROADCASTING S.A.
Date: March 4, 2003	By:	/s/ MARKUS TELLENBACH Markus Tellenbach Chief Executive Officer

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SBS BROADCASTING SA REPORTS FOURTH QUARTER RESULTS
SBS BROADCASTING SA CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
SBS BROADCASTING SA CONSOLIDATED BALANCE SHEETS
SIGNATURES